FEE WAIVER AND EXPENSE CAP AGREEMENT



Legg Mason Light Street Trust, Inc.
100 Light Street
Baltimore, Maryland  21202

  Re:   Legg Mason Classic Valuation Fund - Fee Waiver and Expense Cap Agreement

Ladies and Gentlemen:

         Legg Mason Fund Adviser, Inc. ("LMFA") hereby agrees that it or an affiliate will waive its compensation (and, to the extent necessary, bear other expenses) through February 29, 2008, to the extent that expenses of the Legg Mason Classic Valuation Fund ("Fund") (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses) would exceed an annual rate of 1.95% for Primary Class and 0.95% for Institutional Class.

         For purposes of determining any such waiver or expense reimbursement, expenses of a class of the Fund shall not reflect the application of any custodial, transfer agency or other credits or expense offset arrangements that may reduce the Fund's expenses or arrangements with any broker-dealer to apply a portion of the commission or mark-up on any portfolio trade to the payment of any of the Fund's other expenses.

         If on any day during which LMFA is the investment manager, the estimated annualized operating expenses of the Fund for that day are less than the operating expense limit described above, LMFA shall be entitled to reimbursement by the Fund of the investment management fees waived and other payments remitted by LMFA on behalf of the Fund pursuant to this expense limitation (the "Reimbursement Amount") during any of the previous thirty-six
(36) months, to the extent that the Fund's annualized operating expenses plus the amount so reimbursed is less than or equals, for such day, the operating expense limit provided for above, provided further that such amount paid to LMFA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

         In the event the Fund is reorganized, merged or combined with another fund, the parties will consider the impact that such transaction will have on their respective obligations hereunder, including without limitation LMFA's obligation to waive its compensation and any potential obligation the Fund may have to reimburse LMFA for any Reimbursement Amounts.

         We understand that you will rely on this agreement in accruing the Fund's expenses for purposes of calculating its net asset value per share, and for other purposes, including the preparation and filing of the Securities and Exchange Commission Form N-1A Registration Statement for the Fund, and we expressly permit you to do so.

                                             Agreed and Accepted:

Legg Mason Fund Adviser, Inc.                Legg Mason Light Street Trust, Inc.


By:/s/ Mark R. Fetting                       By:/s/ Marie K. Karpinski
   -------------------                          ----------------------
         Mark R. Fetting                            Marie K. Karpinski
         President                                  Vice President and
                                                    Chief Financial Officer